UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

OPKO Health, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)
Kate Inman
General Counsel, Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4138
(Name, address and telephone number of person authorized to receive notices and communications)
September 14, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 10

1	NAME OF REPORTING PERSONS The Frost Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0	Shares
	8	SHARED VOTING POWER
		20,091,062	Shares
	9	SOLE DISPOSITIVE POWER
		0	Shares
	10	SHARED DISPOSITIVE POWER
		20,091,062	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	20,091,062	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 10

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		164,234,443	Shares
	8	SHARED VOTING POWER
		20,091,062	Shares
	9	SOLE DISPOSITIVE POWER
		164,234,443	Shares
	10	SHARED DISPOSITIVE POWER
		20,091,062	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	184,325,505	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 10

1	NAME OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		395,000	Shares
	8	SHARED VOTING POWER
		0	Shares
	9	SOLE DISPOSITIVE POWER
		395,000	Shares
	10	SHARED DISPOSITIVE POWER
		0	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	395,000	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 10

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		168,523,394	Shares*
	8	SHARED VOTING POWER
		22,942,892	Shares**
	9	SOLE DISPOSITIVE POWER
		168,523,394	Shares*
	10	SHARED DISPOSITIVE POWER
		22,942,892	Shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	191,466,286	Shares***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%
14	TYPE OF REPORTING PERSON IN
*Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 395,000 shares of Common Stock held by Frost Nevada, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 825,000 shares of Common Stock, which are exercisable within 60 days; and (iv) 164,234,443 shares of Common Stock held by Gamma Trust, which is controlled by Dr. Frost as sole trustee.
**Includes (i) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, and (ii) 20,091,062 shares of Common Stock held by Frost Group.
***Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 395,000 shares of Common Stock held by Frost Nevada, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 825,000 shares of Common Stock, which are exercisable within 60 days; (iv) 164,234,443 shares of Common Stock held by

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 10

Gamma Trust, which is controlled by Dr. Frost as sole trustee; (v) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife; and (vi) 20,091,062 shares of Common Stock held by Frost Group.

CUSIP No. 68375N103	Schedule 13D	PAGE 7 of 10

This Amendment No. 15 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015, as amended by Amendment No. 14 to the Schedule 13D filed on December 18, 2015 (collectively, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”), Frost Nevada Investments Trust (“Frost Nevada”), and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment.

ITEM 2.	Identity and Background. Paragraphs 1 and 2 of Item 2 are deleted in their entirety and replaced with the following text:
This Schedule 13D is being filed jointly on behalf of The Frost Group, LLC, a Florida limited liability company (“Frost Group”), Frost Gamma Investments Trust, a trust formed under the laws of the State of Florida (“Gamma Trust”) and the controlling member of Frost Group, Frost Nevada Investments Trust, a trust formed under the laws of the State of Florida (“Frost Nevada”), and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Gamma Trust and Frost Nevada. Frost Group, Gamma Trust, Frost Nevada, and Dr. Frost are collectively referred to herein as the “Reporting Persons.” The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 1500, Miami, FL 33137.
Each of Frost Group, Gamma Trust, and Frost Nevada is an entity formed for the purpose of making and holding investments. The Officers of Frost Group are Dr. Frost, President and Chairman, Mr. Steven D. Rubin, Vice President and Secretary, Mr. Rao Uppaluri, Vice President and Treasurer, and Ms. Jane Hsiao, Vice President. Dr. Frost is a United States citizen whose present principal occupation is private investor.

ITEM 3.	Source and Amount of Funds or Other Consideration. Item 3 is amended by adding the following paragraphs to the end of the item:
Gamma Trust acquired 5,899,900 shares of Common Stock, for investment purposes, in a series of transactions from December 18, 2015 to August 25, 2017 for an aggregate purchase price of $45,498,037.76. The source of funds used to acquire the Shares was working capital of Gamma Trust.
Frost Nevada acquired 395,000 shares of Common Stock, for investment purposes, in a series of transactions from September 14, 2017 to September 19, 2017 for an aggregate purchase price of $2,366,133.95. The source of funds used to acquire the Shares was working capital of Frost Nevada.

ITEM 4.	Purpose of Transaction. Item 4 is amended by adding the following paragraphs to the end of the item:
Gamma Trust acquired 5,899,900 shares of Common Stock, for investment purposes, in a series of transactions from December 18, 2015 to August 25, 2017.
Frost Nevada acquired 395,000 shares of Common Stock, for investment purposes, in a series of transactions from September 14, 2017 to September 19, 2017.

CUSIP No. 68375N103	Schedule 13D	PAGE 8 of 10

ITEM 5.	Interest in Securities of the Issuer. Item 5 is deleted in its entirety and replaced with the following text:
(a)-(b) Frost Group beneficially owns 20,091,062 shares of Common Stock. The 20,091,062 shares of Common Stock beneficially owned by Frost Group constitute approximately 3.6% of the Company’s outstanding shares of Common Stock, based upon 559,404,941 shares of Common Stock outstanding as of August 1, 2017. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.
Gamma Trust directly beneficially owns 164,234,443 shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group. The 184,325,505 total shares of Common Stock beneficially owned by Gamma Trust constitute 33.0% of the Company’s outstanding shares of Common Stock, based upon 559,404,941 shares of Common Stock outstanding as of August 1, 2017. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 168,523,394 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,091,062 shares of Common Stock owned by Frost Group.
Frost Nevada directly beneficially owns 395,000 shares of Common Stock. The 395,000 total shares of Common Stock beneficially owned by Frost Nevada constitute 0.1% of the Company’s outstanding shares of Common Stock, based upon 559,404,941 shares of Common Stock outstanding as of August 1, 2017. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 395,000 shares of Common Stock.
In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group and the 164,234,443 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada may be deemed to beneficially own the 395,000 shares of Common Stock beneficially owned by Frost Nevada. The 191,466,286 shares of Common Stock beneficially owned by Dr. Frost constitute 34.2% of the Company’s outstanding shares of Common Stock, based upon 559,404,941 shares of Common Stock outstanding as of August 1, 2017. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 164,234,443 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 395,000 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,091,062 shares of Common Stock owned by Frost Group and 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost individually owns 3,068,951 shares of Common Stock and options to acquire 825,000 shares of Common Stock, which are exercisable within 60 days, and has sole voting and dispositive power over each.
(c) In the last 60 days prior to the filing of this Amendment No. 15, neither the Frost Group nor Dr. Frost has effected any transactions in the shares of Common Stock.
In the last 60 days prior to the filing of this Amendment No. 15, Gamma Trust has acquired a total of 522,100 shares of Common Stock purchased on the open market at prices ranging from $5.875 to $6.48 per share. The following table sets forth the information with regard to Common Stock purchased by Gamma Trust on the open market in the last 60 days.

CUSIP No. 68375N103	Schedule 13D	PAGE 9 of 10

Date	Quantity	Average Price	Cost	Range
7/24/17	45,000	6.4233	$289,049.50	6.405-6.44
7/25/17	39,800	6.4113	$255,170.00	6.395-6.46
7/26/17	36,200	6.3871	$231,213.78	6.34-6.41
7/27/17	23,600	6.3427	$149,687.36	6.29-6.42
7/28/17	35,100	6.2966	$221,012.25	6.25-6.34
8/1/17	46,600	6.2456	$291,046.41	6.20-6.33
8/2/17	25,000	6.1496	$153,740.00	6.125-6.17
8/8/17	5,000	6.0500	$30,250.00	6.05
8/9/17	18,000	6.3460	$114,227.12	6.06-6.48
8/10/17	39,000	6.2255	$242,793.94	6.135-6.33
8/11/17	10,000	6.1895	$61,894.74	6.10-6.235
8/14/17	10,000	6.1527	$61,526.50	6.135-6.16
8/15/17	25,000	6.0830	$152,074.32	6.06-6.12
8/16/17	40,000	6.0434	$241,734.25	6.015-6.07
8/17/17	50,000	5.9610	$298,047.75	5.875-6.02
8/21/17	25,000	6.1015	$152,538.50	6.01-6.14
8/22/17	1,800	6.1300	$11,034.00	6.13
8/23/17	12,000	6.1295	$73,553.79	6.095-6.16
8/24/17	10,000	6.2353	$62,352.50	6.14-6.29
8/25/17	25,000	6.1694	$154,235.91	6.14-6.24

In the last 60 days prior to the filing of this Amendment No. 15, Frost Nevada has acquired a total of 395,000 shares of Common Stock purchased on the open market at prices ranging from $5.925 to $6.03 per share. The following table sets forth the information with regard to Common Stock purchased by Frost Nevada on the open market in the last 60 days.

Date	Quantity	Average Price	Cost	Range
9/14/17	260,000	5.9832	$1,555,623.70	5.925-6.03
9/15/17	80,000	6.0051	$480,411.00	6.00-6.01
9/18/17	40,000	6.0000	$240,000.00	5.995-6.01
9/19/17	15,000	6.0066	$90,099.25	5.9975-6.01
The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.
Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by them.

CUSIP No. 68375N103	Schedule 13D	PAGE 10 of 10

ITEM 7.	Materials to be Filed as Exhibits. Item 7 is amended to add the following text to the end of the item:
Joint Filing Agreement, dated as of September 20, 2017, by and among the Reporting Persons.

CUSIP No. 68375N103	Schedule 13D	PAGE 11 of 10

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Frost Group, LLC

Dated:	September 20, 2017	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

Frost Gamma Investments Trust

Dated:	September 20, 2017	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Frost Nevada Investments Trust

Dated:	September 20, 2017	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Dated:	September 20, 2017	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Phillip Frost, M.D., Individually